March 22, 2021

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549
Attention: Ryan Sutcliffe

RE:	Leader Funds Trust (the “Trust”) – Response to SEC Comments with regard to the Reorganization of the Leader High Quality Low Duration Bond Fund (the “Target Fund”) into the Leader Total Return Fund (the “Destination Fund”) Filed on Form N-14/A (the “Information Statement/Prospectus”)

Dear Mr. Sutcliffe:

On February 8, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) the above-referenced Information Statement/Prospectus. On February 16, 2021 and March 8, 2021, Ms. Megan Miller and you, respectively, provided verbal comments to me relating to the Information Statement/Prospectus. On March 17, 2021, the Trust filed with the Commission a revised Information Statement/Prospectus on Form N-14/A and a response letter to the initial comments. On March 22, 2021, you provided verbal comments to me relating to the revised Information Statement/Prospectus. This letter responds to those comments. For your convenience and reference, I have summarized the comment and response below. The Registrant represents that the changes in response to this comment will be incorporated into a 497 filing which will be made following the effective date of the Information Statement/Prospectus.

1.	Comment: The expense information in the response to the question “How do the fee and expense structures of the Funds compare?” in the Questions and Answers portion of the Information Statement/Prospectus includes a typographical error and the fees stated do not align with the fee tables presented in the Comparison of the Funds’ Fees and Expenses portion of the Information Statement/Prospectus. Please update the question response and/or the fee tables to present the accurate information.

Response: The Registrant has confirmed that the fee tables are accurate and revised the question response to correct the typographical error and the fee information as follows.

A.	The Combined Fund will have lower expenses than the Destination Fund, but the Target Fund shareholders will see an increase in expenses relative to the fee ratios as of February 28, 2021. As of November 30, 2020, the Target Fund’s net expense ratio was 1.95% for Investor Class Shares and 1.55% for Institutional Class Shares; as of February 28, 2021, these ratios had increased to 1.97% and 1.57% due to shareholder redemptions. After the merger, the Trust expects the net expense ratio of the Combined Fund will be 2.21% for Investor Class Shares and 1.83% for Institutional Class Shares. The Trust has restated expenses to reflect recent changes to Other Expenses and Fund assets.

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Please contact me at (513) 629-9482 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Strauss Troy Co., LPA